September 29, 2005
VIA EDGAR AND HAND DELIVERY
Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Builders FirstSource, Inc. Registration Statement on Form S-4, filed September 2, 2005 SEC File No. 333-128064
Dear Ms. Hardy:
     On behalf of Builders FirstSource, Inc. (the “Company”), we submit this letter to respond to your letter to Donald F. McAleenan dated September 23, 2005, with respect to the above-referenced filing. Today, the Company electronically filed Amendment No.1 (“Amendment No. 1”) to the registration statement on Form S-4 (the “Registration Statement”) of the Company relating to the Company’s offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $275,000,000 of its Second Priority Senior Secured Floating Rate Notes due 2012 to be registered under the Securities Act of 1933, as amended (the “New Notes”), for a like principal amount of its issued and outstanding Second Priority Senior Secured Floating Rate Notes due 2012 (the “Old Notes”) pursuant to Regulation S-T promulgated by the Securities and Exchange Commission.
     For the Staff’s convenience, enclosed are two (2) paper copies of Amendment No. 1, marked to show all changes from the Registration Statement filed on September 2, 2005, and two (2) paper copies of each of the exhibits filed with Amendment No. 1.
     For ease of reference, the Staff’s comments are set forth below in italics. The Company’s response to each of the Staff’s comments is set forth immediately below the text of the comment to which it relates. The headings below correspond to the headings as set forth in the Staff’s comment letter of September 23, 2005.
     Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1. Unless otherwise indicated, page references in our responses are to the marked copy of Amendment No. 1.

Jennifer R. Hardy, Esquire
September 29, 2005

General

1.	Q.	Please amend your registration statement to name all subsidiary guarantors as co-registrants. Please include a signature page for each additional registrant in your next amendment. In addition, each subsidiary guarantor must obtain a CIK number and file the registration statement on EDGAR as co-registrant. Please contact our filer support office at (202) 551-8200 if you need assistance.
	A.	In response to the Staff’s comment, we have amended the Registration Statement to name all subsidiary guarantors as co-registrants and included a signature page for each such additional registrant. Each guarantor has obtained a CIK number and has filed the Registration Statement on EDGAR as a co-registrant.
2.	Q.	To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect additional guarantors.
	A.	We acknowledge the Staff’s comment and, if and to the extent additional subsidiaries of the Company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we will update the facing page, the signature pages, and financial statements accordingly.
3.	Q.	Prior to the effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated. Please be sure to file this letter on Edgar.
	A.	We acknowledge the Staff’s comment and confirm that, prior to the effectiveness, we will provide the Staff with the supplemental letter requested above.
Cover Page

4.	Q.	As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be

Jennifer R. Hardy, Esquire
September 29, 2005

open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
	A.	We have complied with the Staff’s comment by amending the expiration time throughout the Registration Statement and confirm that the offer will remain open at least through midnight on the twentieth business day following commencement of the exchange offer.
5.	Q.	Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
	A.	In response to the Staff’s comment, we supplementally inform the Staff that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
6.	Q.	Please revise the inside front cover page of your prospectus to include the information required by Item 2 to Form S-4. Specifically, you must state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and that this information is available to security holders upon written or oral request. Provide the name, address, and telephone number to which security holders must make this request and state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. In addition, state the date by which security holders must request this information. This statement must be highlighted by print type or otherwise.
	A.	In response to the Staff’s comment, we have included the information required by Item 2 to Form S-4 on the inside front cover page.
Prospectus Summary, page 1
Our Company, page 1

7.	Q.	We note the discussion of your business strategy and your company’s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference alone on page 4 is not meaningful to investors.
	A.	As discussed with Mr. Matt Franker of the Staff on September 23, 2005, we respectfully submit that the requested disclosure appears on page 4 of Amendment No. 1.

Jennifer R. Hardy, Esquire
September 29, 2005

The Exchange Offer, page 6

8.	Q.	Include a brief summary of the material provisions of the indenture, including any covenants or provisions, of the lack of any covenants or provisions, which may afford a debt holder protection in the event of a highly leveraged transaction, merger, or similar transaction, which may adversely affect the creditworthiness of the new notes and the ability to waive any such covenants or provisions.
	A.	In response to the Staff’s comment, and as discussed with Mr. Matt Franker of the Staff on September 23, 2005, we have included a cross-reference to the requested summary of the material provisions of the indenture, which information is set forth in the “Summary of new notes” section of the Registration Statement beginning on page 12.
9.	Q.	Please provide a brief statement as to the accounting treatment of the proposed exchange offer. See Form S-4, Item 4(a)(5).
	A.	In response to the Staff’s comment, we have added the requested disclosure on page 9.
Risk Factors, page 15
Risks Relating to Our Business and Industry, page 16
Our level of indebtedness could adversely affect our ability... , page 17

10.	Q.	We note that the large increase in your interest expense for the six months ended June 30, 2005 compared to the corresponding period of 2004. Please revise the discussion of your indebtedness to state your current annual debt service payment obligations.
	A.	In response to the Staff’s comment, and as discussed with Mr. Matt Franker of the Staff on September 27, 2005, we have included a cross-reference to disclosure in the Registration Statement setting forth the increase in the Company’s interest expense for the six months ended June 30, 2005 and depicting, in tabular format, the Company’s expected annual debt service payment obligations.
11.	Q.	Please quantify the amount of debt to which the securities issued under the exchange offer will be subordinated.
	A.	We have complied with the Staff’s comment by amending the risk factor disclosure on page 19.
12.	Q.	Please add risk factor disclosure that substantially all of your debt is at a variable rate of interest, which could increase your interest expense in the

Jennifer R. Hardy, Esquire
September 29, 2005

event that interest rates rise. In addition, please indicate how much your interest expense will increase for each 1% increase in interest rate.
A.	We acknowledge the Staff’s comment and respectfully submit that, because only $165.0 million of the Company’s $365.0 million of outstanding debt as of June 30, 2005 is at a variable rate of interest, it would be inaccurate to state that “substantially all” of the Company’s debt is at a variable rate of interest. Therefore, we have added disclosure on page 19 clarifying that “a substantial portion” of the Company’s debt is at a variable rate of interest.
Our debt instruments contain various covenants... , page 18

13.	Q.	Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose the terms you do not meet and the potential consequences.
	A.	In response to the Staff’s comment, we supplementally inform the Staff that, as of June 30, 2005, the most recent date as of which the Company delivered a compliance certificate to its lenders, it was in compliance with all of the terms of its outstanding debt and required ratios. Additionally, as of the date hereof, the Company believes it remains compliant with such terms and ratios.
Risks Related to the New Notes, page 23

14.	Q.	Please ensure that each risk factor describes a specific material risk. Several risk factors, including those entitled “Certain Defenses Available to Us and Any of the Guarantors .. . .” and “The Noteholders’ liens on Substantially All or Part of the Collateral . . .” provide a statement of facts but do not clearly explain why these factors are a particular risk to you or investors.
	A.	In response to the Staff’s comment, we have revised the disclosure on page 26.
If we Default on our obligations to pay our indebtedness... , page 23

15.	Q.	We note your reference to cross-default provisions of your senior secured credit facility and the New Notes on page 18. Please expand your discussion under this risk factor to discuss the applicability of cross-default and acceleration provisions in your debt instruments to the indenture as well as the company’s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Jennifer R. Hardy, Esquire
September 29, 2005

A.	In response to the Staff’s comment, we have revised the disclosure on page 24 accordingly.
Fraudulent conveyance and similar laws..., page 23

16.	Q.	In this risk factor, you state the general legal tests used to establish a fraudulent conveyance and insolvency, as well as why the company believes it satisfies these tests, rather than clearly stating a risk applicable to the holders of the New Notes. Please revise your disclosure under this heading to clearly state the risk and provide sufficient context so that investors can understand the risk and how it is applicable to the current offering. Please delete unnecessary and lengthy discussions of black letter law.
	A.	In response to the Staff’s comment, we have revised the disclosure on pages 25 and 26 accordingly and, although we have made every effort to draft this risk factor in the most precise manner possible, we believe it is important to include the legal analysis in order to make this disclosure meaningful to investors.
Use of Proceeds, page 27

17.	Q.	Please revise your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of the offering of the notes being exchanged. See Instruction 4 to Item 504 of Regulation S-K. In addition, please revise this section to disclose how the proceeds from the offering of the Old Notes were allocated among the various uses stated.
	A.	We have complied with the Staff’s comment by adding the requested disclosure on page 29.
Management’s Discussion and Analysis, page 35
Liquidity and Capital Resources, page 46
Capital Resources, page 48

18.	Q.	Please expand the discussion of your two interest rate swap agreements to discuss the effects, if any, of the exchange offer on these arrangements.
	A.	In response to the Staff’s comment, and as discussed with Mr. Matt Franker of the Staff on September 27, 2005, we have revised the disclosure on page 51 to provide the requested information.
The Exchange Offer, page 88
Terms of the Exchange Offer: Period for Tendering Old Notes, page 88

Jennifer R. Hardy, Esquire
September 29, 2005

19.	Q.	We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similarly revise your Letter of Transmittal.
	A.	In response to the Staff’s comment, we have revised the disclosure on pages 91 and 94 of Amendment No. 1 and have similarly revised the Letter of Transmittal.
20.	Q.	You reserve the right to extend the period of time during which the exchange offer is open and “thereby delay acceptance for exchange of any Old Notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
	A.	We have complied with the Staff’s comment by amending the disclosure on page 91 accordingly. Additionally, we supplementally confirm that any such delay will be consistent with Rule 14e-1(c).
21.	Q.	Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date. See Securities Exchange Act Rule 14e-1(d).
	A.	In response to the Staff’s comment, we supplementally inform the Staff that, in the case of an extension, the press release or other public announcement of such extension will disclose the approximate number of Old Notes tendered to date.
22.	Q.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
	A.	In response to the Staff’s comment, we have revised the disclosure on page 91 to clarify that, in addition to any oral or written notice of extension given to holders of the Old Notes, the Company will issue a press release or other public announcement if the exchange offer is extended.
23.	Q.	We note your reservation of the right to amend the terms of the offer on page 88 and your statements on pages 90 and 93 that you may waive any condition to the offer at any time. Please revise these sections to indicate that, in the event of a material change in the offer, including the waiver of

Jennifer R. Hardy, Esquire
September 29, 2005

a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
A	In response to the Staff’s comment, we have revised the disclosure on pages 91, 93, and 96.
Procedures for Tendering Old Notes, page 89

24.	Q.	We note statements in the first full paragraph on page 90 that “[a]ll questions as to the... acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion” and that your “interpretation of the terms and conditions of the exchange offer as to any particular Old Notes... will be final and binding on all parties.” Please revise these statements to clarify whether you are referring to the procedures and conditions on the tender of any particular Old Note, or whether you are referring to the conditions of the exchange offer. To the extent you are referring to conditions of the offer, revise this section to include an objective standard for the determination of whether a condition has been satisfied. Similarly revise such language, where it appears, in the Letter of Transmittal.
	A.	In response to the Staff’s comment, we have revised the disclosure on page 93 accordingly, and have similarly revised the Letter of Transmittal.
Acceptance of Old Notes for Exchange; Delivery of New Notes, page 91

25.	Q.	Please revise to state that the issuer will issue new notes or return the old notes promptly after expiration rather than after acceptance. See Securities Exchange Act Rule 14e- 1(c).
	A.	In response to the Staff’s comment, we have revised the disclosure on page 94 accordingly.
Conditions to the Exchange Offer, page 93

26.	Q.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language here and throughout your prospectus accordingly. Similarly revise the Letter of Transmittal.
	A.	In response to the Staff’s comment, we have revised the disclosure throughout the Registration Statement accordingly, and have similarly revised the Letter of Transmittal.
Part II
Undertakings, page II-4

27.	Q.	Please revise your undertaking to include all of the information contained in the proviso to paragraph (a) of Item 512.

Jennifer R. Hardy, Esquire
September 29, 2005

A.	In response to the Staff’s comment, we have revised the undertaking to include all of the information contained in the proviso to paragraph (a) of Item 512.
Exhibits
Exhibit 5.1, Legality Opinion

28.	Q.	Your legality opinion must opine on the laws of the state governing the indenture. We note that the legality opinion references the laws of New York, but only to the extent that your counsel deems them “normally applicable to transactions of the type contemplated by the Exchange Offer...” This statement is vague and inherently subjective. Please submit an opinion of counsel that states a conclusive opinion as to whether the New Notes will constitute binding obligations of the company and each of its guarantor subsidiaries under New York state law.
	A.	In response to the Staff’s comment, and as discussed with Mr. Matt Franker of the Staff on September 27, 2005, we respectfully advise the Staff that Section 6.6 of the TriBar Report states that “the no violation of law opinion does not cover all law. As with other opinions, the no violation of law opinion addresses only the law (including published rules and regulations of government agencies) of jurisdictions that are specified for coverage in the opinion letter. In addition, the opinion is understood to exclude local law, such as city ordinances and county zoning regulations, that are adopted by political subdivisions below the state level.” Section 6.6 further states that “no lawyer or firm, no matter how diligent, can reasonably be expected to be familiar with every law, rule and regulation (even within the jurisdiction whose law is covered by the opinion letter) that might possibly apply to the Company and the transaction.” Accordingly, Skadden Arps has specified that its opinion is limited to those laws that are normally applicable to transactions of the type contemplated by the exchange offer.
29.	Q.	Please supplementally confirm that all subsidiary guarantors of the registrant are included in your legality opinion.
	A.	In response to the Staff’s comment, we supplementally inform the Staff that all subsidiary guarantors of the Company are included in the legality opinion.
Exhibit 99.1, Form of Letter of Transmittal

30.	Q.	Delete the language in the Letter of Transmittal requiring the note holder to acknowledge or certify that he/she has “received and reviewed” the prospectus and Letter of Transmittal.

Jennifer R. Hardy, Esquire
September 29, 2005

A.	In response to the Staff’s comment, we have revised the Letter of Transmittal accordingly.
     In addition to the responses to the Staff’s comments described above, Amendment No. 1 includes other changes that are intended to update, finalize, and render more complete the information contained therein.
     In order to meet the Company’s goal of having the Registration Statement declared effective no later than October 9, 2005, we would appreciate the Staff’s cooperation in reviewing the enclosed responses. Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,
/s/ Allison L. Amorison
Allison L. Amorison

cc:	Matt Franker Donald F. McAleenan